UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be included in statements filed pursuant to Rule 13d-1(a) and Amendments thereto filed pursuant to Rule 13d-2(a).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

(Name of Issuer)

Ordinary shares, of nominal value  € 2.39 per share

(Title of Class of Securities)

423325950

(CUSIP Number)

The Director, Directorate 25th
General Accounting Office
Ministry of Economy and Finance
37, Panepistimiou Avenue
101 65 Athens, Greece

Tel: +30 210 3338975

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 423325950

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Hellenic Republic (including shares held by the Public Company of Transferable Securities S.A.)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Hellenic Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,906,251

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 238,906,251

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,906,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 48.6%

14.	Type of Reporting Person OO (Government)

Item 1.	Security and Issuer

Ordinary shares nominal value €2.39 per share (the “Shares”) of the Hellenic Telecommunications Organization S.A. (the “Issuer”). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece. The Issuer’s Chairman and Managing Director is Mr. Panagis Vourloumis.

Item 2.	Identity and Background

(a)           Name:

The Hellenic Republic (Ministry of Economy and Finance)

(b)           Address:

37, Panepistimiou Avenue

10165 Athens, Greece

(c)           The Government of the Hellenic Republic.

(d-e)        Not applicable.

(f)            Citizenship:

Greek

Item 3.	Source and Amount of Funds or Other Consideration
Euro 1,098,073,772, representing funds of the Treasury of the Ministry of Economy and Finance, The Hellenic Republic.

Item 4.	Purpose of Transaction

The Shares have been acquired for, and are being held for, investment purposes only. The acquisition of the Shares was made in the ordinary course of the reporting person’s investment activities. The reporting person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The Hellenic Republic has aggregate beneficial ownership of Shares of the Issuer by the reporting person is 238,906,251 Shares, representing 48.6% of the outstanding Shares of the Issuer as at June 30, 2005.

(b)           The Hellenic Republic has sole power to vote and to dispose of 238,906,251 ordinary shares of the Issuer.

(c)           Acquisition of 53,679,000 ordinary shares of the Issuer on August 2, 2005. Price per Share: Euro 20.456. The transaction was effected in the Hellenic Republic.

(d-e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2005
Date
/S/ PETROS DOUKAS
Signature
Mr. Petros Doukas Deputy Minister of Economy and Finance
Name/Title